SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                  SCHEDULE 13D

                    UNDER THE SECURITIES EXCHANGE ACT OF 1934

                        OCEAN OPTIQUE DISTRIBUTORS, INC.
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                                (Name of Issuer)

                      COMMON STOCK, no par value per share
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                         (Title of Class of Securities)

                                   674864 10 3
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                                 (CUSIP Number)

                                 Kenneth Gordon
                             Chief Financial Officer
                        Ocean Optique Distributors, Inc.
                             14250 S.W. 119th Avenue
                              Miami, Florida 33186
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           (Name, Address and Telephone Number of Person Authorized to
                       Receive Notices and Communications)

                                   See Item 3
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             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box [ ].

Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                                Page 1 of 5 Pages


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                                  SCHEDULE 13D

CUSIP NO. 674864 10 3                                          PAGE 2 OF 5 PAGES

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    1        NAMES OF REPORTING PERSONS
             S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS

             OVADIA FAMILY TRUST
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    2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP            (a) [_]
                                                                         (b) [_]
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    3        SEC USE ONLY

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    4        SOURCE OF FUNDS

             OO
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    5        CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
             ITEMS 2(d) OR 2(e)                                              [_]

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    6        CITIZENSHIP OR PLACE OF ORGANIZATION

             USA
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                          7        SOLE VOTING POWER

          NUMBER OF                5,844,385
            SHARES        ------------------------------------------------------
         BENEFICIALLY     8        SHARED VOTING POWER
           OWNED BY
             EACH                  1,049,890
          REPORTING       ------------------------------------------------------
            PERSON        9        SOLE DISPOSITIVE POWER
             WITH
                                   5,844,385
                          ------------------------------------------------------
                          10       SHARED DISPOSITIVE POWER

                                   1,049,890
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    11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

             6,894,275
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    12       CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
             SHARES                                                          [_]

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    13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

             63.12 %
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    14       TYPE OF REPORTING PERSON*

             OO (Trust)
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                                Page 2 of 5 Pages


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ITEM 1.            SECURITY AND ISSUER:   Common Stock, no par value (the
                                          "Common Stock")

                                          Ocean Optique Distributors, Inc. (the
                                          "Issuer")
                                          14250 S.W. 119th Avenue
                                          Miami, Florida 33186

ITEM 2.            IDENTITY AND BACKGROUND:

(A) NAME OF PERSON FILING: Solomon Ovadia, as Trustee of the Ovadia Family Trust (the "Reporting Person")

(B)                PLACE OF ORGANIZATION: Florida, USA

(C)                PRINCIPAL BUSINESS:    Investor

                   ADDRESS OF PRINCIPAL OFFICE: 2 N.E. 40 Street
                                                Miami, FL 33137

(D)                CRIMINAL CONVICTIONS DURING LAST FIVE YEARS:  None

(E) CIVIL PROCEEDINGS DURING LAST FIVE YEARS INVOLVING FEDERAL OR STATE SECURITIES LAWS: None

(F)                CITIZENSHIP:  USA

ITEM 3. SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION: The Reporting Person was the sole owner of certain shares of Common Stock in Solovision Optical, Inc. ("Solovision"), which were converted into 1,781,743 shares of Common Stock, no par value per share, of the Issuer and 567,800 shares of Series C Non- Cumulative Convertible Preferred Stock, no par value per share, of the Issuer pursuant to the Agreement and Plan of Merger by and among the Issuer, Ocean Acquisition Corporation, Solovision Optical, Inc., Solomon Ovadia, Ovadia Family Trust and the Reporting Person dated as of June 26, 1997 ("Agreement"). The Reporting Person also owned additional shares of common stock in Solovision Optical, Inc. as tenant-in-common with Kevin Fischer and Linda Fischer, which were converted pursuant to the Agreement into 320,074 shares of Common Stock of the Issuer and 102,000 shares of Series C Non- Cumulative Convertible Preferred Stock of the Issuer. Each share of Series C Non-Cumulative Convertible Preferred Stock shall be automatically converted into
                   7.155058 shares of Common Stock of the Issuer upon filing of Articles of Amendment to the Articles of Incorporation of the Issuer to increase the number of authorized shares of Common Stock of the Issuer to not less than 25,000,000.

ITEM 4. PURPOSE OF TRANSACTION: The Reporting Person has acquired the shares of Common Stock reflected in this Schedule 13D pursuant to the Agreement. The Reporting Person represented in the Agreement that it acquired all such shares for investment purposes.

                                Page 3 of 5 Pages


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ITEM 5.            INTEREST IN SECURITIES OF THE ISSUER:

                         VOTING POWER               DISPOSITIVE POWER
                   -----------------------      ------------------------
                      SOLE         SHARED          SOLE          SHARED
                   ---------     ---------      ---------      ---------
                   5,844,385(1)  1,049,890(2)   5,844,385(1)   1,049,890(2)

(1) Reflects 1,781,743 shares of Common Stock of the Issuer and 567,800 shares of Series C Non-Cumulative Convertible Preferred Stock, each of which is automatically convertible into 7.155058 shares of Common Stock of the Issuer upon filing of Articles of Amendment to the Articles of Incorporation of the Issuer increasing the number of authorized shares of Common Stock of the Issuer to not less than 25,000,000.
(2) Reflects 320,074 shares of Common Stock of the Issuer and 102,000 shares of Series C Non-Cumulative Convertible Preferred Stock, all of which shares of Common and Preferred Stock are held as tenant-in-common with Kevin Fischer and Linda Fischer. Each such share of Series C Non-Cumulative Convertible Preferred Stock is automatically convertible into 7.155058 shares of Common Stock of the Issuer upon filing of Articles of Amendment to the Articles of Incorporation of the Issuer increasing the number of authorized shares of Common Stock of the Issuer to not less than 25,000,000.

----------------------

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER: None

ITEM 7.            MATERIAL TO BE FILED AS EXHIBITS:
                   The Agreement

                                Page 4 of 5 Pages


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                                    SIGNATURE

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

OVADIA FAMILY TRUST

By:   /s/ SOLOMON OVADIA
      -------------------------------
      Name:  Solomon Ovadia
      Title:  Trustee

Dated:  July 7, 1997

                                Page 5 of 5 Pages


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                                 EXHIBIT INDEX

EXHIBIT
-------
  1            Agreement and Plan of Merger